MANAGEMENT DISCUSSION & ANALYSIS

Ontario Securities Commission FORM 51-102F1

ISSUER DETAILS

FOR YEAR ENDED	December 31, 2013

DATE OF REPORT	April 28, 2014

NAME OF ISSUER	Sphere 3D Corporation

ISSUER ADDRESS	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

ISSUER TELEPHONE NUMBER	(416) 749-5999

CONTACT PERSON	Peter Tassiopoulos
CONTACT POSITION	CEO
CONTACT TELEPHONE NUMBER	(416) 749-5999
CONTACT EMAIL ADDRESS	peter.tassiopoulos@sphere3d.com

WEB SITE ADDRESS	www.sphere3d.com

FORM 51-102F1

SPHERE 3D CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2013

Sphere 3D Corporation (the "Company" or “Sphere 3D”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007, as a capital pool company under the CPC Policy, under the name T.B. Mining Ventures Inc. (“T.B. Mining”).

On December 21, 2012, the Company completed a Qualifying Transaction under applicable TSX Venture Exchange provisions (the “Transaction”), whereby a subsidiary of T.B. Mining acquired 100% of the operating business, Sphere 3D Inc. In connection with the Transaction T.B. Mining changed its name to Sphere 3D Corporation.

Prior to and in contemplation of the closing of the Transaction, Sphere 3D Inc. completed a private placement financing, in multiple tranches, for gross proceeds of $3,116,393. These financings are described in the Company's Filing Statement dated December 14, 2012 which is filed on SEDAR and available for review at www.sedar.com under the Company's profile.

As a result of the Transaction, the former security-holders of Sphere 3D Inc. acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D Inc. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D Inc. and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D Inc. The results of operations of the legal parent, Sphere 3D Corporation, are included from the date of the reverse takeover.

Sphere 3D is a technology development company focused on establishing its patent pending emulation and virtualization technology. This Management’s Discussion and Analysis includes the financial results of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company is listed on the TSXV, under the trading symbol “ANY” and quoted on the OTCQX under the trading symbol “SPIHF”. The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1 and maintains an office at 12159 South Business Park Drive, Suite 140, Draper, Utah 84020.

ADVISORY

The following Management’s Discussion and Analysis (“MD&A”) of Sphere 3D Corporation reports on the financial condition and results of operations of the Company for the year ended December 31, 2013 and should be read together with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2013. The Company’s financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) required for the audited financial statements. All amounts are expressed in Canadian dollars.

FORWARD LOOKING INFORMATION

Certain statements in this MD&A constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D’s actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed herein, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Sphere 3D is a technology company that delivers an application virtualization platform to streamline and simplify computing life. The Company’s technology enhances the user experience of both legacy and current applications and empowers users to gain access to these applications from devices of their choosing.

Over the last five years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™ , for the delivery of applications from a server-based computing architecture. The Company has taken a unique approach in that it has built its technology platform without the use of a hypervisor and instead has designed its own microvisor. One of the benefits of this approach is the ability to deliver multiple application sessions on either a single server or through clusters of servers without the requirement to deliver complete virtual desktop infrastructure. Through Glassware 2.0 ™, the process for “porting” and “publishing” applications is streamlined to the point that its practically automated, requiring very little administration input.

The Company’s primary value proposition is that it eliminates the complexity associated with planning, implementation, licensing and support of virtualization and cloud migration while expanding the ecosystem of applications available to users. Additionally, Glassware 2.0 ™ architecture and unique “application only” virtualization, coupled with complementary software from its recent acquisition of the assets of V3 Systems (as described below), enables the Company and its partners to deliver unmatched flexibility within the industry and a wide array of deployment options.

Since inception, the Company has invested the majority of its capital in the design, development and testing of its technology, with the majority of employees and financial resources allocated to such functions. In 2013, the Company started to transition its focus from entirely a research and design organization to a commercial enterprise, through an increased investment in sales and marketing resources.

The Company has achieved a number of milestones with respect to product development, financing, corporate developments and product commercialization throughout the year.

Market Overview

The market for the Company’s products and services has seen continued strong growth and is anticipated to continue to do so for the foreseeable future.

According to IHS Technology, enterprise businesses moving their IT services, applications and infrastructure to cloud-based architecture will cause market revenue in this segment to surge by a factor of three from 2011 to 2017¹

IHS reports “Global business spending for infrastructure and services related to the cloud will reach an estimated $174.2 billion (in 2014), up a hefty 20 percent from $145.2 billion in 2013. By 2017, enterprise spending on the cloud will amount to a projected $235.1 billion, triple the $78.2 billion in 2011”, as shown in the below figure:

Within the Cloud market IDC is predicting that the cloud software market will surpass $75B by 2017 attaining a five year compound annual growth rate of 22% in the forecast period² and according to Gartner, SaaS and cloud-based business application services revenue will grow from $13.5B in 2011 to $32.8 B in 2016, at a CAGR of 19.5%³

Over the next 12 months two additional significant trends are expected to benefit the Company; i) within the next 12 months more than 50% of enterprises will prioritize building private clouds by purchasing commercial software4 and ii) Cloud applications will account for 90% of total mobile data traffic by 2018 while Mobile cloud traffic will grow 12-fold from 2013 to 2018, attaining a compound annual growth rate of 64%5.

1HIS: Cloud- Related Spending by Businesses to Triple from 2011 to 2017 – Feb 4 2014;
2IDC infographic sponsored by Cisco;
3 Gartner Forecast Analysis: Enterprise Application Software, Worldwide, 2011-2016, 4Q12 Update, Jan 2013;
4The Forrester Wave™: Private Cloud Solutions, Q4 2013 by Lauren E. Nelson, November 25, 2013;
5Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018 Source: FORBES, Roundup of Cloud Computing Forecasts And Market Estimates, 2014

Business Highlights

The Company invested considerable resources in fiscal 2013 to ensure its Glassware 2.0™ platform is ready for commercialization and for the operational demands associated with the launch of new products. The Company commenced testing outside of the lab or otherwise controlled environments in late 2012 and completed the first “alpha” testing of its technology for consumer use through an app that was branded “SurftoGo”.

SurftoGo was launched through a third party with no reference to Sphere 3D at the time, for internal testing and to gather much needed user feedback, demographic information, use cases, testing of load balancing and validating the installation process. The client side technology utilized for this alpha testing was a demo version deployed specifically for the purpose of testing certain proprietary libraries and communication protocols but was not the proprietary client technology utilized today. After completing the alpha testing phase, the Company removed it from the iTunes App Store. One positive consequence of the testing phase was that it provided a proof of concept for Corel Corporation, with whom the Company subsequently entered into an agreement as an early adopter.

On May 8, 2013, Sphere 3D entered into an agreement with Corel whereas the Company would act as a Value Added Reseller and Distributor for Corel® Office and Corel® PDF Fusion™. The agreement enables Sphere 3D to electronically distribute these software titles to end users in one of the following formats: a standard desktop version, a Virtual Desktop Instance (VDI) or a mobile software version powered by Glassware 2.0 ™.

On September 16, 2013, the Company announced that it would launch a public beta version of a Glassware 2.0 ™ enabled version of Corel® Office for iPad users in October of 2013 and would tie a promotion into the launch. After applying for a public beta version to be included in the iTunes App store in October 2013, the Company was advised that Apple had instituted a policy that precludes any software publisher from listing beta software versions for distribution through the iTunes App Store or making reference to beta within the application description. In order to complete the testing of the application the Company required an alternative to the iTunes App Store for distribution of the App. The Company acquired an Apple enterprise license, which allowed for the provisioning directly from Company servers and conducted a successful beta program by distributing through its own license with a beta group supplied by Corel in late 2013. Given the success of the beta program, Corel and the Company expanded their relationship to include additional premier Corel software titles, as well as expanding the scope beyond that of a VAR and Distribution agreement.

On July 15, 2013, Sphere 3D announced that it had entered into a partnership with Overland Storage Inc. (NASDAQ: OVRL) (“Overland”). As part of the partnership, Overland and Sphere 3D entered into a supplier agreement (the “Supplier Agreement”), which enables Sphere 3D to purchase certain cloud infrastructure equipment from Overland, as well as a technology license agreement (the “Technology Licensing Agreement”), which grants Overland licensing rights for the enterprise and business market.

Pursuant to the Technology Licensing Agreement, Overland paid Sphere 3D a $500,000 upfront fee, which will be recognized over a 6 month period in fiscal 2014, and had agreed to pay a royalty on future sales of licensed Sphere 3D technology. Additionally, Overland has agreed that Sphere 3D can sell jointly developed products through additional channels available to Sphere 3D.

Pursuant to the Supplier Agreement, Sphere 3D has agreed to issue $1.5 million of stock to Overland, as partial payment for the purchase of cloud infrastructure equipment. During the first three years of the Agreement, up to half of the cost of any such purchases will be paid through application of the stock payment, with the balance paid in cash. The stock is to be issued in 3 equal annual amounts, the first payment was made on signing. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

The Company regards Overland as a key partner and has to date expended substantial financial resources and effort to develop a number of combined products whereby Glassware 2.0 TM software is embedded with Overland Products.

The first of these products was an Overland SnapScale DX2 storage device which was upgraded to perform as a standalone drop-in appliance for application virtualization. This product was demonstrated at Sphere 3D’s 2013 Annual Shareholders Meeting on September 16, 2013 and was subsequently deployed with beta customers in October of 2013.

On November 1, 2013, Overland announced they had signed a definitive agreement to acquire Tandberg Data, a privately held data storage company headquartered in Dortmund, Germany. Through the Overland acquisition of Tandberg Data, Sphere 3D was able to secure additional distribution capabilities globally. Tandberg markets its solutions through a global channel of 16,000 qualified resellers, distributors, and OEM manufacturers including Apple, Fujitsu, Toshiba, HP, Hitachi and NEC.

V3 Acquisition

On December 4, 2013, Sphere 3D entered into a Letter of Intent to acquire substantially all the assets of V3 Systems, Inc. (“V3” or “V3 Systems”). V3 Systems was founded in 2010 and is based near Salt Lake City, Utah. V3 Systems is the creator of the Desktop Cloud Orchestrator™ (“DCO”) software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and the developer of the V3 appliances, a series of purpose-built, compact, efficient and easy-to-manage servers. The Company subsequently completed the purchase of V3 Systems on March 21, 2014.

In order to provide a seamless transition of operations of V3 Systems, Sphere 3D assumed certain operational functions in January 2014. As a precursor to delivering V3 appliances in first quarter of fiscal 2014, Sphere 3D expanded its relationship with Overland and began transitioning manufacturing and provisioning of the V3 appliances to Overland in December 2013.

Corporate Highlights

During 2013, the Company expanded the management team to coincide with the anticipated commercial roll-out of its products. Peter Tassiopoulos joined as CEO on March 4, 2013 and was subsequently appointed to the Board of Directors of the Company on March 7, 2014. Eric Kelly, a seasoned technology veteran, also joined the Board of Directors as Chairman on July 15, 2013.

On October 31, 2013, the Company's common shares commenced trading on the OTCQX in the United States under the ticker symbol "SPIHF". Roth Capital Partners serves as Sphere 3D’s Principal American Liaison on OTCQX, responsible for providing professional guidance on OTCQX requirements.

On November 12, 2013, the Company completed a “bought deal” private placement financing for gross proceeds of $4.2 million through an offering led by Cormark Securities Inc. and an underwriting syndicate that included Paradigm Capital Inc. and Jacob Securities Inc.

Additionally, the Company was recognized as a member of the TSX Venture 50®. The TSX Venture 50® are the top 10 companies listed on the TSX Venture Exchange, in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries and clean technology – based on a ranking formula with equal weighting given to return on investment, market cap growth, trading volume and analyst coverage. All data was as of December 31, 2013.

Sales and Marketing

The Company intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, independent software vendors (“ISVs”) and systems integrators. The Company has established a business relationships with Overland Storage and through them access to distributers, resellers and ISVs.

The Company’s software is delivered primarily through a Software as a Service (“SaaS”) model with maintenance to end-user customers included. It is anticipated that the Company will offer its software under a perpetual license at a later date; if software is sold as a perpetual license, the Company will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for the Company’s products, the Company considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

Having just recently commenced marketing efforts, the Company intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Company licensees, resellers, ISVs as well as educating the media and industry analysts about the unique value proposition associated with deploying the Company’s technology as a virtualization platform.

During fiscal 2013, and at the direction of its new CEO, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to the Company.

Future Developments

Sphere 3D intends to continue to build its organization with a focus on revenue generation, marketing and a continuation of its aggressive technology innovation cycle.

The Company’s core focus of providing access to fully functional software applications on otherwise incompatible devices has expanded to include the availability of enhanced performance on compatible devices.

Sphere 3D plans to increasingly market targeted services to enterprise level customers, to provide secure, fully functioning access to third party legacy software and/or operating systems without the requirement to rewrite them to the Cloud. Additionally, Sphere 3D will consider other possible strategic acquisitions that may enhance its technology offering and market position.

To support its market strategy, Sphere 3D intends to continue to increase its service delivery capacity within the scalable model it has already established, and add selective technology functionality to its platform to enhance specific vertical and/or client offerings.

Competitive Conditions

Management believes that the Sphere 3D’s Glassware 2.0 TM proprietary virtualization platform design and architecture is unique and innovative, such that any measurable competition is limited to somewhat similar technologies within the device and software emulation and virtualization market place.

While some of our competitors appear to have similar product offerings, management believes that Sphere 3D’s products represent a significant advance in terms of functionality and usability.

Proprietary Protection

Sphere 3D has designed and maintains its virtualization platform. The Company will be relying on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D has filed, or obtained through its acquisition of V3 Systems, the following patents in the United States, each of which is pending registration:

13/175,766	Intermediation of hypervisor file system and storage device models
13/175,771	Virtual Machine Allocation internal and external to physical environment
13/250,836	Migration of Virtual Machine Pool
13/741,884	Systems and Methods of Optimizing Resources for Emulation
13/742,585	Systems and Methods of Managing Access to Remote Resources
13/742,632	Systems and Methods for Managing Emulation Sessions
61/806,048	Systems and Methods for Providing an Emulator
61/806,054	Systems and Methods for Managing Emulation Resources
61/806,059	Systems and Methods for Accessing Remote Resources for Emulation

Sphere 3D has filed the following patents in Canada, each of which is pending registration:

2,764,283	Mobile Device Control Application for Improved Security and Diagnostics
2,764,354	Host-Emulator Bridge System and Method
2,764,362	RDP Session Monitor/Control System and Application

Sphere 3D has acquired through its acquisition of V3 Systems the following PCT patent applications:

12/27007	Migration of virtual machine pool
12/27010	Automated adjustment of cluster policy
12/43187	Virtual Machine Allocation internal and external to physical environment
12/43183	Intermediation of hypervisor file system and storage device models

Sphere 3D has filed the following trademarks in Canada:

1600132	GLASSWARE 2.0
1615670	SPHERE 3D
1617275	ANY APP, ANY DEVICE, ANYTIME

Sphere 3D has acquired the following trademarks in the US:

4,086,758	V3
4,135,466	V3 (a stylized version)
4,288,340	V3 Desktop Cloud Orchestrator

Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with filing. The Company may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections

Despite Sphere 3D's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D's intellectual property rights, to protect Sphere 3D's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D's business, operating results and financial condition. There can be no assurance that Sphere 3D's means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

SEGMENTED INFORMATION

The Company’s product development, sales, and marketing operations are conducted from its offices in Mississauga, ON, Canada. All sales and assets of the Company have been in Canada. The Company’s operations are limited to a single industry segment, being the development, and sale of Sphere 3D’s “Glassware 2.0™” virtualization platform that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Years Ended December 31, 2013, 2012 and 2011

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

		Year ended
	December 31	December 31	December 31
	2013	2012	2011
	(audited)	(audited)	(audited)

Revenue	$-	$409,347	$261,210
Net comprehensive loss for the period	(2,378,023)	(2,461,305)	(1,048,182)
Loss per share	$(0.14)	$(0.21)	$(0.11)

AS AT	December 31	December 31	December 31
	2013	2012	2011
	(audited)	(audited)	(audited)

Current assets	$6,838,994	$2,032,021	$700,152
Non-current assets	2,057,198	1,178,698	1,082,455

Total assets	$8,896,192	$3,210,719	$1,782,607

Current liabilities	$982,770	$303,218	$391,457

Total equity	$7,913,422	$2,907,501	$1,391,150

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

Sphere 3D was primarily a development stage Company for fiscal 2013. The Company commenced the transition to sales and marketing during fiscal 2013 but was not anticipating offering their technology for sale until the commencement of fiscal 2014.

As of July 1, 2013, the Company met the IFRS requirements for the deferral of development expenses and capitalized $952,821 in development costs for the six months and year end December 31, 2013 compared to $25,000 for the year ended December 31, 2012. Research and development costs for the six months ended June 30, 2013 and for the year ended December 31, 2012 were at a comparable level to the amount incurred after July 1, 2013 but were expensed during those periods.

For the year ended December 31, 2013 the Company recorded no revenue. The majority of the revenue achieved in the year ended December 31, 2012, $409,347, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided the Company with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and the company has no intentions of making them available going forward, as such they are not expected to generate future revenues.

During the year ended December 31, 2013, Sphere 3D incurred cost of goods sold and general operating costs of $2,337,339 compared to $2,851,502 during the years ended December 31, 2012. The decline in total expenses, in 2013, was mainly the result of three factors:

1.	Completion of the custom kiosk project in 2012 eliminated cost of sales in 2013
2.	The Company incurred an one time charge of $382,777 in 2012 as a result of its reverse takeover of TB Mining Ventures Inc., and
3.	With completion of certain contracts and financings, the Company commenced deferral of development costs effective July 1, 2013.

Cost of goods sold for the year ended December 31, 2013 were $Nil compared to $356,688 or 87.14% of revenue for the year ended December 31, 2012. The costs in the year ended December 31, 2012 relate to manufacture and sale of the custom built interactive kiosks.

Salaries and consulting for the year ended December 31, 2013 were $1,433,993 compared to $1,179,711 for the year ended December 31, 2012. The Company expanded its staff throughout fiscal 2013 and expects to add additional staff in sales, marketing and research & development during fiscal 2014.

Professional fees were $143,362 for the year ended December 31, 2013 compared to $380,762 for the years ended December 31, 2012. Professional fees mainly relate to legal and audit fees, which were significantly higher in 2012 due to the reverse takeover of T.B. Mining Ventures and the financings leading up to that Transaction.

General and administrative expenses were $283,707 for the year ended December 31, 2013 compared to $291,745 for the year ended December 31, 2012. The general and administrative expenses during fiscal 2013 and 2012 were required to support Sphere 3D's growth.

Non-capitalized equipment and supplies, used in the development of Sphere 3D’s technology, which were recorded as expensed research and development costs, were $28,985 and $41,773 for the years ended December 31, 2013 and 2012 respectively. As noted above, effective July 1, 2013, the Company began deferring all development costs, including non-capitalized equipment and supplies, payroll and other compensation costs and development related overheads.

Regulatory costs for the year ended December 31, 2013 were $221,676 compared to $42,405 for the year ended December 31, 2012. The Company became a reporting issuer on December 27, 2012, with the reverse takeover of T.B. Mining Ventures. As a result, fiscal 2013 was the first full year of regulatory fees. In addition, during the year incurred listing and maintenance fees for its new listing on the OTC-QX exchange.

As a result of the reverse takeover of T.B. Mining Ventures in 2012, the Company incurred a one-time filing fee of $382,777. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures.

The net comprehensive loss for the year ended December 31, 2013 was $2,378,023 or $0.14 per share compared with a net comprehensive loss in 2012 of $2,461,305 or $0.21 per share.

Financial Position

Sphere 3D's cash position increased during the year ended December 31, 2013 by $3,917,454 compared to an increase of $1,475,240 for the year ended December 31, 2012. Operating activities required cash of $1,387,268 (2012 - $1,263,820), after adjustments for non-cash items and changes in other working capital balances. Investing activities required cash of $1,409,578 (2012 - $118,786), mostly related to the development of Sphere 3D’s technology and the acquisition of property and equipment to support Sphere 3D’s ongoing development work. Sphere 3D received cash of $6,714,300 (2012 - $2,857,846), after issue costs, from the closing of its financings and the subsequent exercise of warrants and options.

Liquidity and Capital Resources

At December 31, 2013, Sphere 3D had cash of $5,550,788 and working capital of $5,856,224 compared to cash of $1,633,334 and working capital of $1,728,803 as at December 31, 2012.

Contractual Obligations

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

Contractual Obligation	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Office Lease	$ 137,500	$ 58,000	$ 79,500	$ -	$ -

Off-Balance Sheet Arrangements

None.

SUMMARY OF OUTSTANDING SHARES AND DILUTIVE INSTRUMENTS

The authorized capital of the Company consists of an unlimited number of common shares, of which 23,259,271 common shares were issued and outstanding as of the date of this MD&A.

Certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%

Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7

Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93

Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Future releases

June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,724,000	80	2,583,751	60	6,307,751	70

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. As well, if the operations or development of the Intellectual Property or the business are discontinue then the unreleased securities held in the QT Escrow will be cancelled.

As of the date of this MD&A, the Company has warrants outstanding to purchase up to an aggregate of 1,673,786 common shares, at a total exercise price of $3,690,911.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange) and the vesting and expiry provisions. The maximum number of common shares reserved for issuance for options that may be granted under the Option Plan is 20% of the number of common shares outstanding as of the record date of the last Annual and Special meeting of shareholders , or 3,375,000 Options. As of the date of this MD&A, the Board of Directors has awarded options under the Option Plan to purchase up to an aggregate of 3,211,251 common shares, of which 301,251 have been exercised and 2,910,000 are issued and outstanding.

As part of the Company’s acquisition of the assets and operations of V3 Systems Inc., V3 shall be entitled to receive an earn-out, based on achieving certain milestones in revenue and gross margin, of up to a further USD $5.0 million, payable at the option of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at the 20-day weighted average trading price preceding the date(s) the earn-out is realized.

Assuming that all of the outstanding options and warrants are exercised and the maximum number of earn-out shares are issued, 29,009,471 common shares would be issued and outstanding on a fully diluted basis.

Quarterly Information

	Dec	Sep		Jun	Mar	Dec	Sep	Jun	Mar
	2013	2013		2013	2013	2012	2012	2012	2012

Revenue	$-	$-		$-	$-	$-	$-	$1,700	$407,647

Expenses	699,586	468,663		564,487	645,287	1,054,711	530,008	356,812	929,121

Net comprehensive loss	$(699,586)	$(468,663)	$	(564,487)	$(645,287)	$(1,054,711)	$(530,008)	$(355,112)	$(521,474)

Loss per share	$(0.04)	$(0.03)		$(0.04)	$(0.04)	$(0.08)	$(0.04)	$(0.03)	$(0.05)

Weighted average number of shares	19,867,824	17,187,594		16,114,339	16,114,339	13,736,923	11,869,813	11,050,569	10,986,202

	Dec	Sep	Jun	Mar	Dec
	2013	2013	2013	2013	2012

Cash	$5,550,788	$1,394,704	$493,825	$1,053,863	$1,633,334

Total assets	$8,896,192	$3,895,774	$1,901,272	$2,555,163	$3,210,719

Working capital	$5,856,224	$1,841,935	$562,892	$1,077,889	$1,728,803

TRANSACTIONS WITH RELATED PARTIES

Related parties of the Company include the Company’s key management personnel and independent directors. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	December 31	December 31
	2013	2012
Salaries, fees and benefits	$875,000	$444,181
Share-based payments – management	240,722	66,813
Share-based payments – directors	340,111	134,976
	$1,455,833	$645,970

Legal services of $110,428 (2012 - $209,288) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $272,042 (2012 - $141,658)

BOARD OF DIRECTORS AND MANAGEMENT CHANGES

On March 6, 2014, the Company appointed Mr. Peter Tassiopoulos, the Company’s Chief Executive Officer, to the Company’s Board of Directors. To make room on the Board for this new appointment, Mr. John Morelli stepped down as a director and officer of the Company. Mr. Morelli will continue to focus on his role of leading the R&D and technology team at Sphere 3D.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying value of cash, investments, subscriptions receivable, sales tax receivable, prepaid and sundry assets and accounts payable and accrued liabilities approximate their fair values. For more detailed information please refer to Note 4 in the audited consolidated financial statements for the year ended December 31, 2012.

SUMMARY OF INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

NEW ACCOUNTING STANDARDS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded from the table below.

IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard that identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control consists of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard that focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard that provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and of balance sheet vehicles. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard that provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  Disclosure regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13 and further guidance has been added to the determination of classes of assets and liabilities;
  A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  A narrative must be provided discussing the sensitivity of fair value measurement categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
  Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

IAS 27 – Separate Financial Statements - IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

IAS 28 – Investments in Associates and Joint Ventures - IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

IFRS 9 – Financial Instruments - IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

IAS 32 – Financial Instruments - Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

IAS 36 – Impairment of Assets – IAS 36 was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13.The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL REPORTING

The Company has evaluated its internal controls over financial reporting and believes that as at December 31, 2013, its system of internal controls over financial reporting as defined under NI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

Certain weaknesses in its system are apparent. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting areas, a situation that is common in many smaller companies. As a consequence of this situation it is not feasible to achieve the complete segregation of duties.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the Board of Directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the Audit Committee of the Board of Directors and the Company's auditors.

The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement may occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

RISK AND UNCERTAINTY FACTORS

Risks Related to our Business

Limited Operating History

Sphere 3D is a development stage company which has a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0™ product offering. Sphere 3D's near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. As a result of these and other factors, Sphere 3D may not be able to achieve, sustain or increase profitability on an ongoing basis.

Sphere 3D is subject to many risks common to development stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenues, technology, and market acceptance issues. There is no assurance that Sphere 3D will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of Sphere 3D's early stage of operations.

Problems Resulting from Rapid Growth

Sphere 3D will be pursuing, from the outset, a plan to market its platform throughout Canada, the United States and abroad and will require capital in order to meet these growth plans and there can be no assurances that the Corporations capital resources will enable Sphere 3D to meet these growth needs. The plan will place significant demands upon Sphere 3D, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, Sphere 3D expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of Sphere 3D.

Additional Financing May be Required

Sphere 3D may need additional financing to continue its operations. Financing may not be available to Sphere 3D on commercially reasonable terms, if at all, when needed. There is no assurance that Sphere 3D will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet its future capital needs.

Impact of Competition

The technology industry, including emulation and virtualization software, is very dynamic with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Newer technology may render Sphere 3D's technology obsolete which would have a material, adverse effect on its business and results of operations. Sphere 3D will be competing with others offering similar products. If Sphere 3D's systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than Sphere 3D's technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render Sphere 3D's technology obsolete, Sphere 3D will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for Sphere 3D.

Information Technology, Network and Data Security Risks

Sphere 3D faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of Sphere 3D. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Sphere 3D relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to Sphere 3D in the future on acceptable commercial terms or at all. If Sphere 3D were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of Sphere 3D.

Investment in Technological Innovation

If Sphere 3D fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of Sphere 3D.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Sphere 3D to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Sphere 3D can continuously attract, retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of Sphere 3D to operate. Sphere 3D considers the services of Peter Tassiopoulos, Chief Executive Officer and John Morelli, who heads the Company’s R&D and technology team, to be key to the operation of Sphere 3D. While there can be no assurances as to the continued retention of these individuals, Sphere 3D believes that they are heavily incentivized through stock ownership, options and other compensation, so that the risk of departure is low.

Conflicts of Interest

Sphere 3D may contract with affiliated parties or other companies or members of management of Sphere 3D or companies whose members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Certain members of management of Sphere 3D will have other minor business activities other than the business of Sphere 3D, but each member of management intends to devote substantially all of their working hours to Sphere 3D. Although management intends to act fairly, there can be no assurance that Sphere 3D will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had Sphere 3D or any other company had been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Sphere 3D or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, and technology which may be acquired over time. In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Sphere 3D intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of Sphere 3D may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Sphere 3D, as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Sphere 3D, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Sphere 3D's revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future. Thus, there can be no assurance that Sphere 3D will be able to reach profitability on a quarterly or annual basis.

Sphere 3D has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of Sphere 3D for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of its key management personnel, and upon available information concerning the communications and technology industries. Management does not have experience in the anti-virus industry. If management's assumptions prove to be incorrect, Sphere 3D will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Sphere 3D may be subject to additional risks associated with doing business in foreign countries.

Sphere 3D currently operates within Canada, but Sphere 3D expects to do business in the United States and elsewhere in the world. As a result, it may face significant additional risks associated with doing business in other countries. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries Sphere 3D may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. Sphere 3D also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition. Foreign economies may differ favorably or unfavorably from the Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, Sphere 3D may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving. There can be no certainty as to the application of laws and regulations in particular instances. Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws may occur quickly and sometimes unpredictably. These factors may limit Sphere 3D’s ability to enforce agreements with its current and future clients and vendors. Furthermore, it may expose Sphere 3D to lawsuits by its clients and vendors in which it may not be adequately able to protect itself.

When doing business in foreign countries, Sphere 3D may be unable to fully comply with local and regional laws which may expose it to financial risk.

When doing business in foreign countries, Sphere 3D may be required to comply with informal laws and trade practices imposed by local and regional government administrators. Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require Sphere 3D to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations. Any failure on the part of Sphere 3D to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

Risks Related to Sphere 3D's Intellectual Property

Protection of Sphere 3D's Intellectual Property

Sphere 3D's products utilize a variety of proprietary rights that are important to its competitive position and success. Sphere 3D has filed a number of patent applications and has been protecting its Intellectual Property through trade secrets and copyrights. To date, Sphere has not been granted any definitive patents and because the Intellectual Property associated with the Sphere 3D's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D. Sphere 3D may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost. Sphere 3D generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with Sphere 3D's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information. Sphere 3D's inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

Sphere 3D could become subject to litigation regarding intellectual property rights that could significantly harm its business. Sphere 3D's commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties. Competitors, many of whom have substantially greater resources than Sphere 3D and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Sphere 3D's ability to make or sell Sphere 3D's systems or provide Sphere 3D's services.

Other Risks

Sphere 3D’s Share Price Fluctuations and Speculative Nature of Securities

The price of the Sphere 3D Shares could fluctuate substantially and should be considered speculative securities. The price of the Sphere 3D Shares may decline, and the price that prevails in the market may be higher or lower than the price investors pay depending on many factors, some of which are beyond Sphere 3D's control. In addition, the equity markets in general, and the Exchange in particular, have experienced extreme price and volume fluctuations historically that have often been unrelated or disproportionate to the operating performance of those companies. These broad market factors may affect the market price of the Sphere 3D Shares adversely, regardless of its operating performance.

Volatility in the Price of Sphere 3D Shares

The market for the Sphere 3D Shares may be characterized by significant price volatility when compared to seasoned issuers, and management expects that the share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Sphere 3D may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention from day-to-day operations and consume resources, such as cash.

Operating results may fluctuate as a result of a number of factors, many of which are outside of the control of Sphere 3D. The following factors may affect operating results: ability to compete; ability to attract clients; amount and timing of operating costs and capital expenditures related to the maintenance and expansion of the business, operations and infrastructure; general economic conditions and those economic conditions specific to the internet; ability to keep web access operational at a reasonable cost and without service interruptions; the success of product expansion; and ability to attract, motivate and retain top-quality employees.

Dividends

Management intends to retain any future earnings to support the development of the business of Sphere 3D and does not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of Sphere 3D after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that Sphere 3D may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D Shares after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase Sphere 3D Shares.

ADDITIONAL INFORMATION

Additional information relating to Sphere 3D Corporation can be found on SEDAR at www.sedar.com.